ING Life Insurance and Annuity Company
and its Variable Annuity Account C

State University of New York Defined Contribution Retirement Plan

Supplement dated September 9, 2013 to the Contract Prospectus and Contract Prospectus Summary, each dated May 1, 2013, as amended

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This supplement updates and amends certain information contained in your variable annuity Contract Prospectus and Contract Prospectus Summary. Please read it carefully and keep it with your Contract Prospectus and Contract Prospectus Summary for future reference.

1. The "***Why Reading this Prospectus is Important.***" section located on the first page of the Contract Prospectus is hereby deleted and replaced with the following:

> ***Why Reading this Prospectus is Important.*** Before you participate in the contract through a retirement plan, you should read this prospectus. It provides facts about the contract and its investment options. Plan sponsors (generally your employer) should read this prospectus to help determine if the contract is appropriate for their plan. You may participate in this contract if you are an eligible employee participating in a State University of New York ("SUNY") or New York State Voluntary ("NYSV") defined contribution retirement plan qualified under sections 401(a) and 414(h) of the Tax Code, or the predecessor SUNY plan, which is qualified under section 403(b) of the Tax Code. Keep this document for future reference.

2. The first two paragraphs located in "**CONTRACT PURCHASE AND PARTICIPATION–Contracts Available for Purchase**" on page 8 of the Contract Prospectus are hereby deleted and replaced with the following:

   Contracts Available for Purchase. The contracts available for purchase are group flexible premium deferred variable and fixed annuity contracts that the Company offers in connection with retirement plans under Tax Code sections 401(a), 403(b) and 414(h). They are designed to fund the State University of New York ("SUNY") or the New York State Voluntary ("NYSV") defined contribution retirement plan, and to accept transfers of amounts made to the predecessor SUNY program, which is qualified under Section 403(b) of the Tax Code.

   There are two group deferred variable and fixed annuity contracts:
   - The rollover contract for transferred assets from the predecessor SUNY section 403(b) optional retirement program; and
   - The modal contract for ongoing contributions and transferred assets made to the SUNY or the NYSV defined contribution retirement plans qualified under sections 401(a) and 414(h) of the Tax Code.

3. The fourth paragraph located in "**APPENDIX II–Fixed Plus Account–Full Withdrawal.**" on page 42 of the Contract Prospectus and page 27 of the Contract Prospectus Summary is deleted and replaced with the following:

   We will waive the above full withdrawal five-payment period if full withdrawal is made due to any of the following:
   - Your death before income phase payments have begun;
   - Election of any income phase payment option with fixed payments or a lifetime payment option with variable payments;
   - Your account value in the Fixed Plus Account value is $3,500 or less and the amount withdrawn is to be transferred to another investment program under the SUNY or NYSV defined contribution retirement plans provided no withdrawals, loans, transfers or income phase payments have been made from your account within the past 12 months; or
   - When the account value is $4,000 or less and paid to you in a lump-sum.

4. The first paragraph of the Contract Prospectus Summary is deleted and replaced with the following:

This summary is intended to help you understand the two State University of New York ("SUNY") group flexible premium deferred variable annuity contracts (the "contract") offered by ING Life Insurance and Annuity Company (the "Company") to fund your retirement plan. The contract is designed to fund the SUNY and the New York State Voluntary ("NYSV") Defined Contribution Retirement Plans qualified under sections 401(a) and 414(h) of the Internal Revenue Code (the "Tax Code") and to accept transfers of amounts made to the predecessor SUNY program, which is qualified under section 403(b) of the Tax Code. Please read this summary carefully. It explains the important points you should know before participating in the contract and will help you evaluate whether participation in the contract is right for you. In addition, **please see APPENDIX I** for a general discussion of what a variable annuity is, how returns may fluctuate, and the potential for early withdrawal charges and other fees, charges and taxes.

5. The second paragraph located in "***1. THE ANNUITY CONTRACT*–Contract Phases.**" on page 3 of the Contract Prospectus Summary is deleted and replaced with the following:

The second phase of the contract is the income phase. This is the time income phase payments are made to you. The income phase can begin no earlier than the time you are eligible to receive a distribution of benefits from the plan under Tax Code sections 401(a) or 403(b), as applicable. Distributions must generally begin by April 1 of the calendar year following the calendar year in which you attain age 70½ or retire, whichever is later. You must notify the Service Center in writing at least 30 days prior to the date you wish income payments to begin.

6. The first paragraph located in "***2. CHOOSING THE COMPANY'S VARIABLE ANNUITY CONTRACT***" on page 4 of the Contract Prospectus Summary is deleted and replaced with the following:

The Company's contract is a group annuity contract that is offered only to eligible employees of the SUNY and NYSV Defined Contribution Retirement Plans.

The contract is designed to fund the SUNY and NYSV Defined Contribution Retirement Plans and to accept transfers of amounts made to the predecessor SUNY program. Two contracts are available: one for transferred assets from the predecessor section 403(b) SUNY optional retirement program, called a rollover contract, and one for ongoing contributions and transferred assets from the SUNY and NYSV Defined Contribution Retirement Plans qualified under sections 401(a) and 414(h) of the Tax Code, called a modal contract.

Insurance products, annuities and retirement plan funding issued by (third party administrative services may also be provided by) ING Life Insurance and Annuity Company. ***Securities are distributed by ING Financial Advisers, LLC (member SIPC), One Orange Way, Windsor, CT 06095. Securities may also be distributed through other broker-dealers with which ING Financial Advisers, LLC has selling agreements.***